UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Peer to Peer Network

(Name of Issuer)

Common

(Title of Class of Securities)

705484103

(CUSIP Number)

FOMO WORLDWIDE, INC.

c/o Vikram Grover, CEO

831 W North Ave., Pittsburgh, PA 15233

(630) 708-0750

With copy to:

Dale Bergman, Esq.

Gutierrez Bergman Boulris, P.L.L.C.

901 Ponce de Leon Boulevard, Suite 303

Coral Gables, Florida 33134

(305) 358-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001-13126	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FOMO WORLDWIDE, INC. EIN #83-3889101
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California C-Corp., United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 210,000,000
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 210,000,000
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 001-13126	13D	Page 3 of 4 Pages

Background.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common shares of Peer to Peer Network aka Mobicard Inc. The address of the principal executive office of Peer to Peer Network is 45 Prospect Street, Cambridge, MA 02139. Its phone number is (617) 481-1971 and websites are www.ptopnetwork.com and www.freemobicard.com.

Item 2. Identity and Background.

This Schedule 13D/A is filed by FOMO WORLDWIDE, INC., a business incubation Company that pursues majority and minority investments in public and private entities and whose Chief Executive Officer and control party is Vikram Grover. FOMO WORLDWIDE’s principal business and principal office address is 831 W North Ave., Pittsburgh, PA 15233. FOMO WORLDWIDE, INC. has written approval to represent several investors solely for the purpose of demanding a shareholder meeting. These investors own a total of 2,432,797,448 common shares of Peer to Peer Network representing 13.4% of the Company’s issued and outstanding common shares of 18,098,761,412 as of March 31, 2023. The investor group is demanding that the Company’s Board of Directors immediately call for a special meeting of shareholders as allowed and required by State of Wyoming Statute §17-16-701, which requires a 10%+ ownership threshold for such action, and as allowed by the Company’s bylaws. Such written demand was made to the Board of Directors and Chief Executive Officer of Peer to Peer Network on April 2, 2023 and has been filed by FOMO WORLDWIDE, INC. under Form 8-K on the SEC’s EDGAR system on April 3, 2023.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On May 5, 2019, FOMO WORLDWIDE, INC. pka FOMO CORP. pka 2050 Motors, Inc. entered into a Securities Purchase Agreement (“SPA”) between 2050 Motors and Vikram Grover (the “Purchase Agreement”) pursuant to which 2050 Motors agreed to purchase, subject to the terms and conditions set forth therein, 210,000,000 common shares of Peer to Peer Network for a total purchase price of $483,000. The source of funds to be used for the purchase was 400,000 1% Cumulative Convertible Series B Preferred Shares.

Item 4. Purpose of Transaction.

Strategic Investment

Item 5. Interest in Securities of the Issuer.

Activist

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contract executed between 2050 Motors, Inc. and Vikram Grover executed May 5, 2019 to acquire 210,000,000 common shares of Peer to Peer Network from Vikram Grover incorporated by reference under Form 8-K filed with the SEC’s EDGAR system on May 6, 2019.

Item 7. Material to Be Filed as Exhibits.

SPA dated May 5, 2019 between 2050 Motors, Inc. and Vikram Grover incorporated by reference under Form 13D and Form 8-K filed on the SEC’s EDGAR system on May 6, 2019.

CUSIP No. 001-13126	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Vikram Grover, CEO
Vikram Grover

Exhibit 1

April 2, 2023

Josh Sodaitis

Chief Executive Officer

Peer to Peer Network aka Mobicard Inc.

https://www.ptopnetwork.com/

https://freemobicard.com/

Corporate Office:

45 Prospect Street

Cambridge, MA 02139

Registered Agents Inc.:

30 N Gould St. Ste R

Sheridan, WY 82801

via certified mail, first class mail, and e-mail: joshsmobicardinc@gmail.com & info@freemobicard.com

Mr. Sodaitis,

I represent a group of shareholders holding 2,432,797,448 common shares of Peer to Peer Network aka Mobicard Inc. (OTC: PTOP), which are 13.4% of the Company’s issued and outstanding common shares of 18,098,761,412 as of March 31, 2023 on OTC Markets. We hereby demand you immediately call for a special meeting of PTOP shareholders as allowed and required by State of Wyoming Statute §17-16-701 and the Company’s own bylaws. We demand you notify all shareholders and hold such meeting in both a physical location and virtually in order to respond to and address the following items, subject to amendment:

1.	Document and provide evidence of shareholder meetings, votes for and approvals of, and explanations of corporate developments and actions taken since January 1, 2015 on or around the time the change of control transaction with Code2Action was initiated,
2.	Provide access to the books and records of the Company for inspection,
3.	Approve appointments to the company’s Board of Directors as nominated by shareholders.

Our shareholder group has not been provided access to or notice of corporate events, including meetings or opportunities to vote on corporate actions, which may be a violation of state rules and PTOP’s bylaws if you did not obtain majority approval in writing of said actions. We have not been asked to vote on PTOP corporate actions including equity financings, planned reverse splits, numerous authorized share increases, or the recent re-domestication to Wyoming from Nevada, despite the Company’s filings with the Secretaries of States of Nevada and Wyoming indicating that management obtained majority shareholder approvals as required by their states’ corporate statutes. To my knowledge, the Company’s re-domestication was not filed with regulators or approved by FINRA which appears to be a disclosure issue. Further, we were not provided notification on a post hoc basis of any prior corporate actions, even if “dragged along” by consent as your counsel has indicated.

To be clear, our investor group demands proof of meetings’ notices to shareholders, the actual votes by shareholder name and class on all corporate actions, and minutes of said meetings signed and attested to by you and/or PTOP’s Secretary since 2015.

It’s Time to be Transparent and Do Right by Shareholders

It has come to my attention that you have notified certain service providers and shareholders in previous years to have no contact with my office. I can only surmise it was in the hopes of avoiding having the above basic business questions answered because, many years ago, I was very involved in the Code2Action (“C2A”) change of control as C2A’s advisor on the PTOP transaction, and then as PTOP’s V.P. of Corporate Finance and advisor after I left Wall Street in mid-2015. It’s time for you to demonstrate and prove that you have been acting in the best interests of shareholders since your appointment as CEO and sole Director several years ago. PTOP appears to have inadequate corporate governance. Further, the Company has not delivered on years of “mobile business card promises” (i.e., the “mobicard”) made to the myriad of investors you have attracted to PTOP since your appointment. It appears the Company’s patents are obsolete, invalid and/or incomplete, its service does not function properly on the Apple and Google app stores possibly due to non-payment of vendors, and there is no strategy or idea how to monetize a working app if one could be completed. Further, the Company has diluted its stock so substantially that it is now almost zero with no liquidity. As an alternative reporting entity, PTOP has little hope of completing a proper recapitalization and drastic measures are called for to save the business.

We would like to help Peer to Peer Network pursue a turnaround. To put it mildly, our prior communications to your office have failed. We are open to working with management and mutually agreeable third parties if and only if it will serve the best interests of all shareholders, which means a new Board of Directors must be appointed at the requested Special Meeting.

For further discussions, and for any shareholder interested in participation in this process, I can be reached at the following:

Vik Grover

Chief Executive Officer

FOMO WORLDWIDE, INC.

831 W North Ave.

Pittsburgh, PA 15233

(630) 708-0750

info@fomoworldwide.com

FOMO WORLDWIDE, INC. reserves all rights. There is no litigation underway or contemplated in this matter. Further, this is not an offer of settlement, nor is it a solicitation for investment in FOMO WORLDWIDE, INC. or its subsidiaries or affiliates.

Time is of the essence.

Sincerely,

Vikram Grover

Chief Executive Officer

FOMO WORLDWIDE, INC.

cc:	Dale Bergman, Esq. (FOMO WORLDWIDE, INC. SEC counsel),
Scott Olson, Esq. (Peer to Peer Network SEC counsel),
FINRA Corporate Actions Group,
OTC Markets Issuer Services,
Securities Exchange Commission (by EDGAR),
Secretary of State of Nevada,
Secretary of State of Wyoming,
Andy Sanjani, CEO Think Latitude (owner of 1,662,455,448 common shares),
James Bento, former CEO, CFO & Secretary Peer to Peer Network (owner of 390,000,000 common shares),
Marc Lasky, former CEO Peer to Peer Network (owner of 135,529,500 common shares),
Michael Lasky, former Chairman Peer to Peer Network (owner of 34,812,500 common shares),
Vikram Grover, CEO FOMO WORLDWIDE, INC. (owner of 210,000,000 common shares; proxy for above).